Exhibit (d)(4)
Dear [Name]:
As you have probably heard by now, HealthpointCapital recently signed a definitive agreement to purchase BioLok International Inc and expect to close the transaction by the beginning of November. I can understand that you might be feeling unsure of what this means for you, so I would like to take this opportunity to introduce myself and my firm, and through that lens explain what we intend to do.
HealthpointCapital is a values-driven, research-based private equity firm. My partner, John H. Foster, and I founded HealthpointCapital to capitalize on the investment opportunities in the orthopedic and musculoskeletal device industry. We knew that as the baby boomers aged, they would need to spend money keeping their bodies, and teeth, in good working order. In addition, new and exciting technologies are being developed in the healthcare industry and we wanted to be a part of this revolution in patient care. To learn more about HealthpointCapital please read the enclosed brochure.
HealthpointCapital has five companies in our “portfolio” excluding BioLok. In every instance, we have invested additional growth capital after acquiring the company in order to help it grow. We do our job by helping the management team set its strategy, decide on and find the additional people needed to execute the strategy, and step back and let the team operate. Our portfolio companies always grow their management team because we don’t think you can grow a company before having a complete team in place.
As I mentioned earlier, we are a research-based firm, and after extensive research, we approached the management of BioLok to acquire the company. We targeted BioLok because we recognized your company’s exceptional technology. After the acquisition of BioLok is completed, we plan to build one of the top five market share leaders in the U.S. dental implant industry by combining BioHorizons and BioLok. We believe that the integration of the two companies would provide a strong platform for growth and great opportunities for their people.
Following the acquisition, we intend to integrate BioHorizons and BioLok. The integration will be led by a team of individuals from BioHorizons, BioLok and HealthpointCapital. We are extremely excited about the synergies between the two companies and believe that, together with BioLok and BioHorizons management team, this is the beginning to building one of the leading companies in the dental implant industry. Thank you for your continued hard work.
Sincerely,
Mortimer Berkowitz III
President and Managing Director
HealthpointCapital